Exhibit 99.1

Kenon Announces Court Approval of Capital Reduction and Record Date and other Information
Relating to Distribution to Shareholders

Singapore, June 16, 2022. Kenon Holdings Ltd. (“Kenon”) (NYSE: KEN, TASE: KEN) has previously announced that its Board of Directors has approved a capital reduction distribution in an aggregate amount of approximately $552 million, or $10.25 per share (the “Distribution”), and Kenon’s shareholders approved the Distribution at Kenon's 2022 Annual General Meeting, contingent upon the approval of the High Court of the Republic of Singapore. Kenon is announcing today that the Distribution was approved by the High Court of the Republic of Singapore on June 14, 2022 and will be paid on July 5, 2022 (the “Payment Date”) to Kenon’s shareholders of record as of the close of trading on June 27, 2022 (the “Record Date”).

Additional Information about the Distribution

The New York Stock Exchange’s (“NYSE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the NYSE without the entitlement to the Distribution, is June 24, 2022 (the “NYSE Ex-Dividend Date”).

The Tel Aviv Stock Exchange’s (“TASE”) ex-dividend date, which is the date on which Kenon’s shares will begin trading on the TASE without the entitlement to the Distribution, is June 27, 2022 (the “TASE Ex-Dividend Date”). The TASE will automatically adjust the price of Kenon’s shares on the TASE Ex-Dividend date to reflect the completion of the Distribution.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the proceeds of the Distribution attributable to your shares credited to your account.

Proceeds from the Distribution received by Kenon’s shareholders should, generally, not be taxable in Singapore. Nevertheless, the Distribution may constitute a taxable event to Kenon’s shareholders according to their jurisdiction and the local tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation). Kenon’s shareholders should consult their tax advisors with respect to the federal, state, and/or any other local tax consequences of the Distribution, including the classification of the Distribution for tax purposes in light of the fact that the Distribution will be made by way of a capital reduction by a Singapore company, and the potential imposition of any withholding or other taxes in connection with the Distribution.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about capital reduction and planned distribution to shareholders, including the timing of the Record Date, Payment Date, Ex-Dividend Dates, and the crediting of accounts with the Distribution proceeds. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to a failure by Kenon to complete the Distribution, the timing of the Record Date, Payment Date, Ex-Dividend Dates, and the crediting of accounts with the Distribution, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.